UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42370

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Explanatory Note - Mega Matrix Inc. (the “Company”) is providing the following information below regarding its private placement of Class A ordinary shares.

Private Placement

Mega Matrix Inc. is filing this Form 6-K to provide the following information below and to incorporate such information into the Company’s registration statements referenced below.

On July 24, 2025, the Company signed a Securities Purchase Agreement (the “Agreement”) with certain accredited investors (collectively, the “Investors”), pursuant to which the Investors, severally and not jointly, agreed, subject to certain terms and conditions of the Agreement, to purchase an aggregate of 16,000,000 Class A ordinary shares, par value $0.001 (the “Class A Shares”), for an aggregate purchase price of $16,000,000, or $1.00 per Class A Share (the “Offering Purchase Price”, the transactions contemplated under the Agreement, the “Offering”). The Offering closed on the same day and the proceeds therefrom will provide a solid capital foundation for the Company’s proposed strategic expansion into the Stablecoin sector. The Agreement contain customary representations, warranties and covenants of the parties.

In connection with preparation of the Offering, on July 17, 2025, the Company entered into a Finder’s Agreement with Web3 Capital Limited, a company formed under the laws of Cayman Islands (the “Finder”). Under the Finder’s Agreement, the Finder was engaged on a non-exclusive basis to introduce potential subscribers that are non-U.S. Persons (as defined in Regulation S) to the Offering. The Company has agreed to a fee, to be paid in Class A Shares, equal to 5% of the Class A Shares subscribed by the investors introduced by the Finder. Upon the closing of the Offering, the Company issued 785,000 Class A Shares to the Finder under the Finder’s Agreement.

In addition, pursuant to a prior engagement letter with H.C. Wainwright & Co. (“Wainwright”), the Company agreed to pay Wainwright a cash fee equal to 3% of the aggregate gross proceeds raised in the Offering that is in excess of $5,000,000. Wainwright acted as financial advisor to the Company and has not been engaged in the solicitation or distribution of the Offering.

The Class A Shares issued under the Agreement, and in connection with the Finder’s Agreement, were made in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act, Regulation D and/or Regulation S as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Act. The offering of the securities were not conducted in connection with a public offering, and no public solicitation or advertisement was made or relied upon by any investor in connection with the Offering. This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

The foregoing descriptions of the Agreement do not purport to be complete and shall be qualified in its entirety by reference to the full text of such document attached as Exhibits 10.1 to this Form 6-K and is incorporated herein by reference.

Exhibit 10.1 attached hereto is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Statement File Number 333-283739) and on Form S-8 (Registration Statement File Number 333-277227) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed.

Press Release

A news release announcing the Company’s Completion of Private Placement and Official Strategic Expansion to Stablecoin Sector is attached as Exhibit 99.1. The news release referred to in this report and attached as an exhibit hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by the Company under the Securities Act, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description of Document
10.1	Form of Securities Purchase Agreement
99.1	Press Release Announcing Completion of Private Placement and Official Strategic Expansion to Stablecoin Sector

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
Yucheng Hu
Chief Executive Officer

Dated: July 25, 2025

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